        388 Greenwich Street
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October 1, 2020

VIA EDGAR CORRESPONDENCE
Ms. Michelle Miller
Mr. Dave Irving
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re: Citigroup Inc. (Citigroup or Citi)
Form 10-Q for the Period Ending June 30, 2020
Filed August 5, 2020
File No. 001-09924

Dear Ms. Miller and Mr. Irving:

Enhancement of Citigroup’s disclosures is an objective that we share with the staff (the Staff) of the Securities and Exchange Commission and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated September 17, 2020.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-Q for the Period Ending June 30, 2020

Note 1. Basis of Presentation, Updated Accounting Policies and Accounting Changes Voluntary Change in the Accounting for Variable Post-Charge-Off Third-Party Collection Costs, page 109

1. You disclose that during the second quarter of 2020, there was a change in your allowance for credit loss (ACL) accounting estimate effected by a change in your accounting principle for variable post-charge-off third-party collection costs, that these costs were previously accounted for as a reduction in credit recoveries and that as a result of this change, beginning July 1, 2020, these costs are accounted for as an increase in operating expenses. You also disclose that as a result of this accounting change, your estimate for the consumer ACL was impacted and resulted in a one-time ACL release of approximately $426 million in the second quarter of 2020 which reflects the impact to your ACL estimate of the revised credit recoveries incorporated in the ACL models and that this change in accounting will result in a reclassification of approximately $50 million of collection costs from credit recoveries to operating expenses each quarter, beginning with the third quarter of 2020. Please address the following:

•Tell us when you started accounting for variable post-charge-off third-party collection costs as a reduction of recoveries in determining the ACL;

Response:
Third-party collection agencies are often used in collecting written-off loans. Payments made to third-party collection agencies generally take two basic forms: 1) a flat collection cost or 2) a percentage of the amount collected (variable collection costs). When the commission is a percentage of the amount collected, then if there are no collections, there would be no payment due to the agency.

It has been Citi’s long-standing policy since April 1, 2006 to account for variable post-charge-off third-party collection costs as a reduction of recoveries in determining the ACL (LLR under prior GAAP).

•Explain the facts and circumstances management considered which resulted in the decision to make the change in the second quarter of 2020;

Response:
U.S. GAAP does not specifically address the accounting treatment of variable post-charge-off third-party collection costs. As such, during the fourth quarter of 2019, as part of implementing CECL, Citi began the process of reassessing its current accounting treatment (i.e., net proceeds reported in credit recoveries) and the related impacts on Citi’s ACL estimate to assess whether Citi’s current accounting reflects the preferred method of accounting in the current economic environment. Citi also conducted a peer survey and found that most peer banks account for third-party collection fees as operating expenses as incurred.

In reassessing Citi’s current accounting and determining the preferred method of accounting for variable post-charge-off third-party collection costs, Citi noted the following that supports accounting for these costs as operating expenses:

◦These costs do not represent a reduced payment from the borrower. That is, including them as part of net recoveries (NCL) would not be a true reflection of the actual credit experience with the borrower. This will also distort the ACL estimate, as Citi will be incorporating lower recoveries in the recovery models by deducting expenses due to collection agencies.
◦Such costs are more akin to executory contracts with other third-party vendors (i.e., third-party agencies that have not performed services yet and Citi does not have a fixed commitment to pay); therefore, these costs should be recognized as operating expenses when incurred. Including these costs as a reduction in recoveries will result in Citi’s implicitly reserving for lifetime variable post-charge-off third-party collection costs in ACL; that is, Citi is indirectly reserving for these costs in advance through its ACL.
◦These costs are incurred by Citi under separate contracts with third-party collection agencies and are more akin to operating expenses incurred by Citi in its own recovery efforts. That is, all of Citi’s in-house collection costs for recovery efforts are accounted for as operating expenses; therefore, outsourcing recovery efforts to third-party agencies should not change the classification of the cost of these recovery efforts from operating expense to a reduction in recoveries and therefore a higher NCL.
◦Furthermore, Citi incurs pre-charge-off collection costs under the same vendor contract. These costs are currently being recorded as operating expenses.

Therefore, based on the above, in Citi’s view the change in the accounting for variable third-party collection costs as operating expenses is the preferred method of accounting, as it accurately reflects the nature of these costs and is consistent with GAAP on executory contracts such as third-party vendor contracts, which are generally accounted for as operating expenses when incurred.

Once the preferred method of accounting was determined, Citi performed an internal assessment of resources and changes required to operationalize this change. Based on the assessment, it was determined that the accounting change would require model changes and validation, which was not feasible before the CECL effective date. A preliminary decision was made to implement this change in 2020, preferably in the third quarter, to allow sufficient time for model validation and approvals.

However, during the second quarter of 2020, Citi determined that the U.S. Cards portfolios, which account for 80% of the collection costs, could be validated prior to June 30, while the international portfolios can be validated prior to September 30, 2020. Therefore, in order to implement this change in a timely manner, it was decided to move forward with this phased approach for model validation and implementation in the second quarter.

Implementation in a timely manner (i.e., during the second quarter of 2020) was especially relevant as significant deterioration in the macroeconomic environment during the first quarter of 2020 due to the COVID-19 pandemic had resulted in large ACL builds. These builds included an even larger reserve for lifetime variable post-charge-off third-party collection costs under adverse conditions. Implementing the change in the second quarter excluded these costs from Citi’s ACL in a timely manner.

•Tell us how the change of no longer reducing credit recoveries for variable post-charge-off third-party collection costs impacted the specific components of your ACL estimate. For example provide us with an analysis of the ACL, with and without variable post-charge-off third-party collection costs as a reduction to credit recoveries, and describe each component of the estimate of the ACL that was impacted by this change. For example, please describe the extent to which your estimate of “gross recoveries” was impacted by the change, and whether there was an overall change in the dollar value estimate of variable post-charge-off third-party collection costs as a result of this change;

Response:
Previously, Citi was forecasting recoveries on a net cash flow approach as the gross recoveries were reduced by variable third-party costs. Since this accounting change, recoveries only represent payments received from customers and are not reduced by variable payments to third parties. Citi’s U.S. Cards portfolios implemented the change in the accounting for variable post-charge-off third-party collection costs across all the relevant components included in the second quarter ACL estimation.

ACL reserve is calculated as Non-TDR Lifetime Loss + TDR Lifetime Loss + Qualitative Management Adjustment (QMA). Each of these components is assessed for changes in the treatment of variable post-charge-off third-party collection costs, by calculating the pre- and post-change impacts, then applied to the ACL estimate to arrive at the final reserve requirements for the second quarter of 2020.

•Non-TDR Lifetime Loss Component

Prior to the accounting change, net recovery was being defined as gross recoveries (the total amount collected post-charge-off) minus third-party collection costs (agency fees). For these:

◦The gross recoveries are a direct output of the Model Risk Management (MRM) approved models for the same. No change was made to these gross recoveries.
◦Third-party post-charge-off collections costs (agency fees) are estimated using historical averages. After the accounting change, the post-charge-off collection costs estimated using the historical averages are no longer considered a part of the above calculation.

•TDR Lifetime Loss Component

◦This is based on a Net Loss curve where the net recoveries are calculated by subtracting the variable post-charge-off third-party collection costs.
◦To comply with the revised treatment of variable post-charge-off third-party collection costs in the second quarter of 2020, the TDR Loss curve was revised to consider the gross recoveries (i.e., without variable post-charge-off third-party collection costs).

Based on the above changes, the final TDR impact is calculated by taking the difference between pre- and post-change outputs created by running CECL TDR models.

•Qualitative Management Adjustments

This component primarily captures ACL reserve requirements related to alternative macroeconomic scenarios, which is estimated using the Non-TDR and TDR models. As highlighted above, both Non-TDR and TDR models are updated with the revised treatment of third-party collection costs, and the same construct is executed with and without these costs to determine the impact of the QMA component.

Shown below is the final impact on ACL reserves across the components for Q2’20.

As expected, the change results in an overall release of approximately $426 million, as the variable post-charge-off third-party collection costs are no longer netted-off from the recoveries. Instead, we consider total gross recoveries for the ACL reserves calculation.

Ending Q2 Reserve Components (in millions of $)	Pre Agency Fee Change	Agency Fee Impact	Post Agency Fee Change
Non-TDR Lifetime Loss	$ 12,896	$ (378)	$ 12,518
TDR	$ 714	$ (4)	$ 710
QMAs	$ 1,520	$ (43)	$ 1,477
Total Reserve	$ 15,130	$ (426)	$ 14,704

The entire Agency Fee Impact outlined above is attributed to the change in net recoveries in Q2’20.

•Tell us how you determined that the change in accounting for variable post-charge-off third-party collection costs as a reduction of recoveries was a change in estimate effected by a change in accounting principle and not a change in accounting principle;

Response:
As per ASC 250-10-45-18 and 250-10-45-19:

“Distinguishing between a change in an accounting principle and a change in an accounting estimate is sometimes difficult. In some cases, a change in accounting estimate is effected by a change in accounting principle.”

“Like other changes in accounting principle, a change in accounting estimate that is effected by a change in accounting principle may be made only if the new accounting principle is justifiable on the basis that it is preferable.”

In order to determine whether the effect of this change in accounting principle for variable third-party collection costs is inseparable from the effect of the change in Citi’s ACL estimate, we note the following:

1.Citi previously classified variable third-party collection costs as a reduction in recoveries. This accounting treatment reduces net recoveries and therefore increases the level of NCLs for a given period as reported in Citi’s income statement and allowance footnotes.
2.In accordance with this accounting treatment, Citi’s recovery models that are used in the overall calculation of the ACL estimate also included collection costs when calculating net recoveries. That is, under the previous accounting for collection costs the recovery models were impacted through a reduction in net recoveries. This reduction in net recoveries ultimately increases the ACL estimate. The accounting change impacts the inputs to Citi’s recovery models and is further amplified under CECL, as entities are required to estimate lifetime losses in ACL, which in turn requires the estimation of lifetime net recoveries (and therefore collection costs per Citi’s current accounting treatment).
3.Excluding collection costs from net recoveries in recovery models while continuing to include them for GAAP NCL reporting in Citi’s income statement and allowance footnote will cause inconsistency. The definition and calculation of NCLs should be consistent across Citi.

As per 250-10-45-18, “Distinguishing between a change in an accounting principle and a change in an accounting estimate is sometimes difficult” and, therefore, such an assessment requires judgment based on the underlying facts and circumstances. The guidance in ASC 250-10-45-18 provides the following example to this effect:

“One example of this type of change is a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets (hereinafter referred to as depreciation method). The new depreciation method is adopted in partial or complete recognition of a change in the estimated future benefits inherent in the asset, the pattern of consumption of those benefits, or the information available to the entity about those benefits. The effect of the change in accounting principle, or the method of applying it, may be inseparable from the effect of the change in accounting estimate. Changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, shall be considered changes in estimates for purposes of applying this Subtopic.”

Consistent with the above example, the purpose of the accounting change to report third-party collection costs as operating expenses and not as a reduction in recoveries is to better reflect Citi’s actual credit experience with the borrowers. These payments to collection agencies do not represent reduced payments from borrowers and therefore including them in recoveries does not represent the true credit experience. That is, Citi is making the change in accounting principle in recognition of the need to better reflect the actual credit experience with the borrower.

The effect of the change in this accounting principle is inseparable from the effect of the change in Citi’s ACL accounting estimate. In addition to the points noted in bullets 1–3 above, this is further evidenced by the fact that the consequential impact of the change in accounting principle is the change in the ACL estimate. That is, the change in accounting principle to reclassify collection costs from recoveries to operating expenses in and of itself does not impact the timing or recognition on the income statement or balance sheet (except income statement classification), but it more significantly impacts the ACL accounting estimate. This provides further evidence that the effect of the change in accounting principle is inseparable from the change in accounting estimate.

Therefore, based on the above, in Citi’s view the change in the accounting for variable third-party collection costs is inseparable from the effect of the change in Citi’s ACL estimate. One cannot be effected without the other. Specifically, by recording third-party collection costs as operating expenses, the preferred alternative (as discussed below), collection costs will no longer be included in recovery models and therefore will no longer affect the NCL and ACL estimates. Under ASC 250-10-45-18, the impacts of the change of accounting principle that are inseparable from the effect in accounting estimate, as demonstrated above, should be accounted for prospectively.

Under U.S. GAAP ASC 250-10-45-2a, a reporting entity can change an accounting principle if the entity can justify the use of an allowable alternative accounting principle on the basis that it is preferable. Assessing whether these collection costs should be part of net recoveries (NCLs) or operating expenses, we note the following that supports accounting for these costs as operating expenses:

◦These costs do not represent a reduced payment from the borrower. That is, including them as part of net recoveries (NCL) would not be a true reflection of the actual credit experience with the borrower. This will also distort the ACL estimate, as Citi will be incorporating lower recoveries in the recovery models by deducting expenses due to collection agencies.
◦Such costs are more akin to executory contracts with other third-party vendors (i.e., third-party agencies have not performed services yet and Citi does not have a fixed commitment to pay); therefore, these costs should be recognized as operating expenses when incurred. Including these costs as a reduction in recoveries will result in Citi’s implicitly reserving for lifetime variable post-

charge-off third-party collection costs in ACL; that is, Citi is indirectly reserving for these costs in advance through its ACL.
◦These costs are incurred by Citi under separate contracts with third-party collection agencies and are more akin to operating expenses incurred by Citi in its own recovery efforts. That is, all of Citi’s in-house collection costs for recovery efforts are accounted for as operating expenses; therefore, outsourcing recovery efforts to third-party agencies should not change the classification of the cost of these recovery efforts from operating expense to a reduction in recoveries and therefore a higher NCL.
◦Furthermore, Citi incurs pre-charge-off collection costs under the same vendor contract. These costs are currently being recorded as operating expenses.

Therefore, based on the above, in Citi’s view the change in the accounting for variable third-party collection costs as operating expenses is the preferred method of accounting, as it accurately reflects the nature of these costs and is consistent with GAAP on executory contracts such as third-party vendor contracts, which are generally accounted for as operating expenses when incurred.

•To the extent that you also incur fixed third-party collection costs post charge-off as part of your collections policies, please describe the accounting for these costs and explain whether there was also a change in the policy for recording these costs. If not, please tell us why.

Response:
Citi accounts for fixed third-party collection costs post charge-off as an operating expense. As such, there was no change in the accounting for these fixed third-party collection costs post charge-off, as they are already being accounted for under Citi’s preferred method of accounting.

* * * * *

If you have any questions or require additional information, please do not hesitate to contact me at traficantir@citi.com.

Sincerely,

/s/ Robert Traficanti

Robert Traficanti
Global Head of Accounting Policy

cc: Mark A. L. Mason

Chief Financial Officer

Michael L. Corbat
Chief Executive Officer